MINEBEA CO.,LTD.

1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

04 APR -8 AM 7:21

April 2, 2004

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

04024153

SUPPL

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

PROCESSED
APR 09 2004
THOMSON FINANCIAL

A) Press release dated on March 29, 2004
B) Press release dated on April 1, 2004
C) Press release dated on April 1, 2004

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

dlw 4/8

Minebea

04 APR -2 7:21

(Translation)

April 1, 2004

Press Release

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
Representative Director,
President and Chief
Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Shunji Mase
Executive Officer and
General Manager of Personnel &
General Affairs Department
Naoyuki Kimura
Manager of Personnel &
General Affairs Department
Tel. 03-5434-8612
Fax 03-5434-8601

Managerial Assignments

We would like to announce managerial assignments effective April 1, 2004 as follows:

< New Assignment >	< Former Assignment >	< Post to be Retained >
Tomihiro Maruta, Mr.		
Standing Corporate Auditor of Minebea-Matsushita Motor Corporation	Executive Officer, General Manager of Fujisawa Manufacturing Unit	

* Will resign Executive Officer of Minebea Co., Ltd. concurrently as being appointed as Standing Corporate Auditor of Minebea-Matsushita Motor Corporation

Katsura Yanagisawa, Mr.		
General Manager of Fujisawa Manufacturing Unit	General Manager of Rod End Manufacturing Departement, Karuizawa Manufacturing Unit	

* * * * * *

Minebea

(Translation)

April 1, 2004

Press Release

Company Name :	Minebea Co., Ltd.
Representative :	Tsugio Yamamoto Representative Director, President and Chief Executive Officer (Code No. 6479 TSE Div. No.1)
Contact Person :	Shunji Mase Executive Officer and General Manager of Personnel & General Affairs Department Naoyuki Kimura Manager of Personnel & General Affairs Department Tel. 03-5434-8612 Fax 03-5434-8601

Directors of Subsidiary

We hereby announce that the subsidiary, Minebea-Matsushita Motor Corporation's Extraordinary Meeting of Shareholders and Board of Directors Meeting has resolved on April 1, 2004 the following will be appointed as directors of the company:

President and Representative Director	Tosei Takenaka	
Vice President and Representative Director	Miyuki Furuya	
Director	Kaoru Matsumoto	General Manager of Fan Motor Division and Karuizawa Business Unit
Director	Kunitake Matsushita	General Manager of PM Stepping Motor Division and Hamamatsu Business Unit
Director	Shuji Uehara	In charge of Administrative Division

Director	Kazuhisa Takahashi	General Manager of DC Motor Division and Yonago Business Unit
Director	Kengo Katsuki	General Manager of Sales Headquarters
Director	Yugen Ota	Deputy General Manager of Sales Headquarters
Absentee Director	Rikuro Obara	Director, Senior Managing Executive Officer, Minebea Co., Ltd.
Absentee Director	Ikuo Miyamoto	President, Motor Company, Matsushita Electric Industrial Co., Ltd.
Standing Corporate Auditor	Tomihiro Maruta	
Absentee Auditor	Masaaki Katagiri	Certified Public Accountant
Absentee Auditor	Takeshi Hosomi	Group Manager, Accounting, Motor Company, Matsushita Electric Industrial Co., Ltd.

* * * * * *

(Translation)

March 29, 2004

Minebea Co., Ltd.

< Press Release >

Minebea Files a Lawsuit against Nidec in Connection with a Motor Patent

Minebea Co., Ltd. ("Minebea") filed a lawsuit against Nidec Corporation ("Nidec") at Tokyo District Court in connection with a motor patent today.

Minebea received from Nidec the letter as of March 2, 2004 stating that Minebea should stop using the technology of Nidec's patent (Patent No. 3134304) regarding the FDB spindle motor for HDD which Minebea manufactures and distributes, or Nidec will initiate procedural action if Minebea does not respond faithfully.

Based upon the above letter, Minebea sent a letter to Nidec that we would answer by April 5, 2004.

However, on March 26, 2004 Nidec suddenly informed Minebea verbally that Nidec would file a suit against Minebea by the end of March, 2004 unless Minebea urgently expresses its willingness to have a license from Nidec for the above patent by the rate which Nidec satisfies. In such abnormal situation as without having our answer to their letter, pointing out details of infringement part, and indicating analysis on the Minebea's motors, Minebea has confirmed that Minebea's motors do not infringe the above patent after the serious analysis on the above patent and our motors.

Furthermore, because of the above negotiation process, we have resulted that even if we notify to Nidec that our motors do not infringe, the discussion on the above patent would not be held, and we are in a danger of "litigation to litigate."

Namely, we, Minebea, anticipate that such a lawsuit being filed against us would cause

harm on our sales operation by the danger of baseless rumor that sales of our motor infringes their patent.

Therefore, we filed the lawsuit for a declaratory judgment of "non-existence of cause of injunction by patent infringement" to Tokyo District Court today since this action, we believe, will lessen the risk of accusation by being filed an injunction and prevent from dissemination of harmful rumors, and secure the smooth sales operation.

(1) Action for declaration of "non-existence of cause of injunction" based upon the Nidec's patent (Patent No. 3134304) against Minebea's operation of manufacturing and distributing the motors"; and
(2) Action for declaration that the cost of this action should be borne by Nidec.

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications /Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 03-5434-8637
Fax: 03-5434-8607
E-mail : mishikaw@minebea.co.jp/
URL : http://www.minebea.co.jp/

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